Exhibit 99.1

MAAS Announces A Private Placement of Class A Ordinary Shares and Warrants

CHENGDU, China, July 3, 2024 (GLOBE NEWSWIRE) -- Maase Inc. (NASDAQ: MAAS) (“MAAS” or the “Company”), today announced the execution of a definitive share purchase agreement (the “Agreement”) with certain investors, pursuant to which the investors have agreed to subscribe for, and the Company has agreed to issue and sell to the investors, (i) an aggregate of 10,000,000 Class A ordinary shares, par value US$0.09 per share, of the Company, at a purchase price of $2.08 per share (the “Per Share Purchase Price”) (the “Share Issuance”), and (ii) warrants to purchase up to 20,000,000 additional Class A ordinary shares of the Company. The transaction is expected to generate approximately $21 million in gross proceeds from the Share Issuance.

The exercise price of the warrants is structured in two tranches: 50% of the warrants are exercisable at 200% of the Per Share Purchase Price, with the remaining 50% exercisable at 250%. Upon the closing of the Share Issuance, the Company will have a total of 25,917,241 ordinary shares outstanding, consisting of 19,250,573 Class A ordinary shares and 6,666,668 Class B ordinary shares. Upon closing of the Share Issuance, the largest investor in this transaction is expected to hold approximately 19.29% of the Company’s total outstanding ordinary shares, representing 0.73% of the total voting power due to the Company’s dual-class share structure, assuming no exercise of the warrants.

The transaction is expected to close by the end of July 2025, subject to the satisfaction of customary closing conditions. The Company intends to use the net proceeds to support the execution of its business plans as determined by its board of directors, to augment general working capital, and for other general corporate purposes.

The Class A ordinary shares are being issued and sold in a private placement pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), which have not been registered under the Securities Act or applicable state securities laws and may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

About Maase Inc.

Founded in 2010 and formerly known as Highest Performances Holdings Inc., we have evolved with a vision to become a leading provider of intelligent technology-driven family and enterprise services. Our mission is to enhance the quality of life for families worldwide by leveraging two primary driving forces: technological intelligence and capital investments. We are dedicated to investing in high-quality enterprises with global potential, focusing on areas such as asset allocation, education and study tours, healthcare and elderly care, and family governance.

We currently hold controlling interests in two leading financial service providers in China. The first is AIFU Inc., a technology-driven independent financial service platform traded on the Nasdaq. The second is Puyi Fund Distribution Co., Ltd., an independent wealth management service provider.

Forward-looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When MAAS uses words such as “may”, “will”, “intend”, “should”, “believe”, “expect”, “anticipate”, “project”, “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from MAAS’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: MAAS’s ability to obtain proceeds from the Agreement; MAAS’s goals and strategies; MAAS’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the third-party wealth management industry in China; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets MAAS serves and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by MAAS with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in MAAS’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. MAAS undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Maase Inc.

Tel: +86-028-86762596

Email: ir@puyiwm.com

Maase Inc.